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                           June 25, 2024

       Gina Chapman
       Chief Executive Officer
       CARGO Therapeutics, Inc.
       835 Industrial Road, Suite 400
       San Carlos, CA 94070

                                                        Re: CARGO Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2024
                                                            File No. 333-280249

       Dear Gina Chapman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Phillip S. Stoup, Esq.